SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(RULE 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(AMENDMENT NO. 5)

Amarin Corporation plc

(Name of Issuer)

Ordinary Shares, par value 50 pence per share

(Title of Class of Securities)

023111206

(CUSIP Number)

Nathalie Auber

Sofinnova Ventures, Inc.

2800 Sand Hill Road, Suite 150

Menlo Park, CA 94025

(650) 681-8420

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

COPY TO:

Linda Daley, Esq.

c/o Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

1200 Seaport Blvd., Redwood City, CA  94063

(650) 463-5243

February 25, 2011

 (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

This information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 023111206	13 D	Page 2 of 19 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Sofinnova Venture Partners VII, L.P. (“SVP VII”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7

SOLE VOTING POWER

10,263,388 American Depositary Shares (“ADSs”) (including 1,750,000 ordinary shares represented by ADSs subject to currently exercisable warrants) except that Sofinnova Management VII, L.L.C. (“SM VII”), the general partner of SVP VII, may be deemed to have sole voting power, and Dr. Michael F. Powell (“Powell”), Dr. James I. Healy (“Healy”) and Eric P. Buatois (“Buatois”), the managing members of SM VII, may be deemed to have shared power to vote these ADSs.

	8	SHARED VOTING POWER See response to row 7.
	9

SOLE DISPOSITIVE POWER

10,263,388 ADSs (including 1,750,000 ordinary shares represented by ADSs subject to currently exercisable warrants), except that SM VII, the general partner of SVP VII, may be deemed to have sole dispositive power and Powell, Healy and Buatois, the managing members of SM VII, may be deemed to have shared power to dispose of these ADSs.

	10	SHARED DISPOSITIVE POWER See response to row 9.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,263,388
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 7.5%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 023111206	13 D	Page 3 of 19 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Sofinnova Management VII, L.L.C. (“SM VII”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7

SOLE VOTING POWER

10,263,388 ADSs (including 1,750,000 ordinary shares represented by ADSs subject to currently exercisable warrants), all of which are owned directly by SVP VII.  SM VII, the general partner of SVP VII, may be deemed to have sole voting power, and Powell, Healy and Buatois, the managing members of SM VII, may be deemed to have shared power to vote these ADSs.

	8	SHARED VOTING POWER See response to row 7.
	9

SOLE DISPOSITIVE POWER

10,263,388 ADSs (including 1,750,000 ordinary shares represented by ADSs subject to currently exercisable warrants), all of which are owned directly by SVP VII.  SM VII, the general partner of SVP VII, may be deemed to have sole dispositive power, and Powell, Healy and Buatois, the managing members of SM VII, may be deemed to have shared dispositive power over these ADSs.

	10	SHARED DISPOSITIVE POWER See response to row 9.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,263,388
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 7.5%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 023111206	13 D	Page 4 of 19 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Dr. Michael F. Powell (“Powell”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8

SHARED VOTING POWER

10,263,388 ADSs (including 1,750,000 ordinary shares represented by ADSs subject to currently exercisable warrants), all of which are directly owned by SVP VII. SM VII, the general partner of SVP VII, may be deemed to have sole voting power, and Powell, a managing member of SM VII, may be deemed to have shared voting power to vote these ADSs.

	9	SOLE DISPOSITIVE POWER -0-
	10

SHARED DISPOSITIVE POWER

10,263,388 ADSs (including 1,750,000 ordinary shares represented by ADSs subject to currently exercisable warrants), all of which are directly owned by SVP VII. SM VII, the general partner of SVP VII, may be deemed to have sole dispositive power, and Powell, a managing member of SM VII, may be deemed to have shared power to dispose of these ADSs.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,263,388
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 7.5%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 023111206	13 D	Page 5 of 19 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Dr. James I. Healy (“Healy”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 60,000 ordinary shares.
	8

SHARED VOTING POWER

10,263,388 ADSs (including 1,750,000 ordinary shares represented by ADSs subject to currently exercisable warrants), all of which are directly owned by SVP VII. SM VII, the general partner of SVP VII, may be deemed to have sole voting power, and Healy, a managing member of SM VII, may be deemed to have shared voting power to vote these ADSs.

	9	SOLE DISPOSITIVE POWER 60,000 ordinary shares.
	10

SHARED DISPOSITIVE POWER

10,263,388 ADSs (including 1,750,000 ordinary shares represented by ADSs subject to currently exercisable warrants), all of which are directly owned by SVP VII. SM VII, the general partner of SVP VII, may be deemed to have sole dispositive power, and Healy, a managing member of SM VII, may be deemed to have shared power to dispose of these ADSs.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,323,388
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 7.5%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 023111206	13 D	Page 6 of 19 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Eric P. Buatois (“Buatois”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Permanent Resident

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8

SHARED VOTING POWER

10,263,388 ADSs (including 1,750,000 ordinary shares represented by ADSs subject to currently exercisable warrants), all of which are directly owned by SVP VII. SM VII, the general partner of SVP VII, may be deemed to have sole voting power, and Buatois, a managing member of SM VII, may be deemed to have shared voting power to vote these ADSs.

	9	SOLE DISPOSITIVE POWER -0-
	10

SHARED DISPOSITIVE POWER

10,263,388 ADSs (including 1,750,000 ordinary shares represented by ADSs subject to currently exercisable warrants), all of which are directly owned by SVP VII. SM VII, the general partner of SVP VII, may be deemed to have sole dispositive power, and Buatois, a managing member of SM VII, may be deemed to have shared power to dispose of these ADSs.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,263,388
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 7.5%
14	TYPE OF REPORTING PERSON IN

Statement on Schedule 13D

This Amendment No. 5 (“Amendment No. 5”) amends and supplements the statement on Schedule 13D initially filed on July 8, 2009 (as amended, the “Schedule 13D”) on behalf of Sofinnova Venture Partners VII, L.P., Sofinnova Management VII, L.L.C., Dr. Michael F. Powell, Dr. James I. Healy, and Eric P. Buatois (collectively, the “Sofinnova Reporting Persons”) and certain other reporting persons (collectively, the “Other Reporting Persons”) relating to the beneficial ownership of American Depositary Shares (“ADSs”) of ordinary shares, 50 pence par value per share (the “Ordinary Shares”) of Amarin Corporation plc (the “Issuer”).  This Amendment No. 5 is being filed to reflect sales of ADSs by the Sofinnova Reporting Persons.  This Amendment No. 5 is being filed solely by the Sofinnova Reporting Persons.  This Amendment No. 5 does not update any information relating to the Other Reporting Persons or the Other 2009 Investors (as defined in the Schedule 13D) except to the extent that the Sofinnova Reporting Persons are aware of changes in ownership by such other persons as the result of Section 13 filings with the Securities and Exchange Commission. Except as set forth below, this Amendment No. 5 does not supplement, restate or amend any of the other information disclosed in the Schedule 13D. Capitalized terms not defined in this Amendment No. 5 have the meanings ascribed to them in the Schedule 13D.

ITEM 4.	Purpose of Transaction.

The Sofinnova Reporting Persons sold the securities of the Issuer as reported in this Amendment No. 5 for investment purposes.

ITEM 5.	Interest in Securities of the Issuer.

Item 5(a) of the Schedule 13D is amended to amend and restate the references to Rows 7-11 and 13 of the cover page for the Sofinnova Reporting Persons as follows:

See Rows 7-11 and 13 of the cover page filed with this Amendment No. 5 for each Sofinnova Reporting Person. The percentage listed in Row 13 for each Sofinnova Reporting Person was calculated based upon 137,252,062 Ordinary Shares outstanding (includes 135,502,062 Ordinary Shares as of November 3, 2011, as reported by the Issuer and 1,750,000 Ordinary Shares represented by ADSs subject to currently exercisable warrants held by Sofinnova Reporting Persons).

Item 5(a) of the Schedule 13D is further amended to add the following information:

The Sofinnova Reporting Persons are not aware of any changes in ownership by Other Reporting Persons, except for statements on Schedule 13D filed on April 28, 2011 by Samuel Isaly and Orbimed Advisors LLC and related entities, a statement on Schedule 13D filed on October 25, 2010 by Longitude Venture Partners, L.P. and related entities and a statement on Schedule 13D filed on December 9, 2010 by Fountain Healthcare Partners Ltd. and related entities, all reflecting sales of the ADSs (the “Other Reporting Persons 13Ds”). As a result of the sale of the ADSs by the Sofinnova Reporting Persons and the Other Reporting Persons reported in this Amendment No. 5 and the Other Reporting Persons 13Ds, the Sofinnova Reporting Persons believe that together the Sofinnova Reporting Persons and the Other Reporting Persons may be deemed to beneficially own in the aggregate 22,823,179 ADSs (which includes 6,000,000 Ordinary Shares represented by ADSs issuable pursuant to currently exercisable warrants held by the Sofinnova Reporting Persons and Other Reporting Person), which represents 16.1% of Ordinary Shares outstanding of the Issuer (based on 141,502,062 Ordinary Shares outstanding, which  includes 135,502,062 Ordinary Shares as of November 3, 2011, as reported by the Issuer and 6,000,000 Ordinary Shares represented by ADSs issuable pursuant to currently exercisable warrants held by the Sofinnova Reporting Persons and Other Reporting Persons).

The Sofinnova Reporting Persons are not aware of any changes in ownership by Other 2009 Investors, except for statements on Schedule 13D filed on October 10, 2011, 2011 by Abingworth LLP and related entities, a statement on Schedule 13D filed on August 24, 2011 by Boxer Capital LLC and related entities and a statement on Schedule 13G filed on February 14, 2011 by Stichting Depositary APG and related entities, all reflecting sales of the ADSs (the “Other 2009 Investor 13D/Gs”). As a result of the sale of the ADSs by the Sofinnova Reporting Persons and the Other Reporting Persons reported in this Amendment No. 5, the Other Reporting Persons 13Ds and Other 2009 Investor 13D/Gs, the Sofinnova Reporting Persons believe that together the Sofinnova Reporting Persons, the Other Reporting Persons and the Other 2009 Investors (together the “Investors”) who are parties to a Securities Purchase Agreement, dated October 12, 2009, and that certain Management Rights Deed of Agreement entered into in connection therewith, may be deemed to beneficially own in the aggregate 47,072,082 ADSs (which includes 6,000,000 Ordinary Shares represented by ADSs issuable pursuant to currently exercisable warrants held by Investors), which represents 33.2% of Ordinary Shares outstanding of the Issuer (based on 141,502,062 Ordinary Shares outstanding, which includes 135,502,062 Ordinary Shares as of November 3, 2011, as reported by the Issuer and 6,000,000 Ordinary Shares represented by ADSs issuable pursuant to currently exercisable warrants held by Investors).

Item 5(b) of the Schedule 13D is amended to add the following information regarding the Sofinnova Reporting Persons:  Other than the following open market sales of ADSs, the Sofinnova Reporting Persons have not engaged in any transactions in ADSs, Warrants, or Ordinary Shares in the past 60 days.

Date	Number of ADSs Sold	Average Price per ADS
2/25/2011	363,000	$8.1344
3/9/2011	30,700	$7.25
3/10/2011	606,300	$7.2576
3/11/2011	2,000,000	$7.5
3/24/2011	500,000	7.556
3/25/2011	75,100	7.5011
3/29/2011	424,900	7.2502

On January 27th, Healy exercised 60,000 stock options into Ordinary Shares at an exercise price of $1.03 per share.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  January 31, 2011

SOFINNOVA VENTURE PARTNERS VII, L.P., a Delaware Limited Partnership

By:	SOFINNOVA MANAGEMENT VII, L.L.C., a Delaware Limited
Liability Company

Its	General Partner

By:	/s/ Nathalie Auber
Nathalie Auber
Attorney-in-Fact

SOFINNOVA MANAGEMENT VII, a Delaware Limited Liability Company

By:	/s/ Nathalie Auber
Nathalie Auber
Attorney-in-Fact

DR. JAMES I. HEALY
DR. MICHAEL F. POWELL
ERIC P. BUATOIS

By:	/s/ Nathalie Auber
Nathalie Auber
Attorney-in-Fact

*Signed pursuant to a Power of Attorney already on file with the appropriate agencies.